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09056914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28666

SEC Mail Processing Section
MAR 30 2009
Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HUNTER SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Theodore Fremd Avenue
(No. and Street)

Rye	New York	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J Caplan — (914) 740-1501
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tanton & Company, LLP
(Name - *if individual, state last, first, middle name*)

37 West 57th Street	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J Caplan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Hunter Securities Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Bonnie J. O'Neill

Notary Public

BONNIE J. O'NEILL
Notary Public, State of New York
No. 01ON6195543
Qualified in Westchester County
Commission Expires: October 27, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER SECURITIES CORP.

TABLE OF CONTENTS

TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Hunter Securities Corp.

We have audited the accompanying balance sheet of Hunter Securities Corp. as of December 31, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Hunter Securities Corp. as of December 31, 2007 were audited by other auditors whose report dated March 25, 2008 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Securities Corp. as of December 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tanton and Company LLP
Certified Public Accountants

New York, New York
March 20, 2009

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

HUNTER SECURITIES CORP.

BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Cash	$ 1,039,451
Securities owned, at market value	1,323,922
Due from stockholder	488,107
Prepaid expenses and other current assets	262,719
Deposit with clearing organization	250,000
TOTAL ASSETS	$ 3,364,199

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Payable to clearing organization	$ 96,053
Accounts payable and accrued expenses	138,058
Payroll and payroll taxes payable	2,036,882
TOTAL LIABILITIES	2,270,993
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value; 2,500 shares authorized; 300 shares issued	30
Additional paid-in capital	1,100,634
Retained earnings (Deficit)	(7,458)
TOTAL STOCKHOLDER'S EQUITY	1,093,206
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,364,199

The accompanying notes are an integral part of these financial statements

HUNTER SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Trading income	$ 6,529,019
Consulting income	200,000
Interest income	30,725
Other income	3,735
	6,763,479
Expenses	
Compensation and benefits	5,926,122
Clearing and floor brokerage	77,590
Market data	215,504
Office expense	57,030
Payroll expenses	66,695
Professional fees	196,186
Regulatory fees and expenses	27,336
Rent expense	99,281
Telephone and communications	57,960
Travel and entertainment	80,602
	6,804,306
Net loss	$ (40,827)

The accompanying notes are an integral part of these financial statements.

HUNTER SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Total
	Shares	Amount				
Balance at January 1, 2008	300	$ 30	$ 344,292	$ (53,658)	$ 33,369	$ 324,033
Net loss	-	-	-	-	(40,827)	(40,827)
Stockholder contributions	-	-	810,000	-		810,000
Treasury Stock-Cancelled	-	-	(53,658)	53,658	-	-
Balance at December 31, 2008	300	$ 30	$ 1,100,634	$ -	$ (7,458)	$ 1,093,206

The accompanying notes are an integral part of these financial statements.

HUNTER SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (40,827)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Unrealized loss on investments	(32,259)
Changes in operating assets and liabilities	
Deposits with clearing organization	(200,000)
Payable to clearing organization	(29,479)
Securities owned	(963,104)
Prepaid expenses and other current assets	(246,914)
Accounts payable and accrued expenses	120,175
Payroll and payroll taxes payable	2,009,472
NET CASH PROVIDED BY OPERATING ACTIVITIES	617,064
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder contributions	810,000
Advances to stockholder	(412,552)
NET CASH PROVIDED BY FINANCING ACTIVITIES	397,448
NET INCREASE IN CASH	1,014,512
CASH, Beginning	24,939
CASH, Ending	$ 1,039,451

The accompanying notes are an integral part of these financial statements

1. Organization and Business Activity

During 2008 CapRok Capital LLC ("CapRok") purchased all the issued and outstanding shares of Hunter Securities Corp. (the "Company") who is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. As of December 31, 2008, the Company continues to be a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemption provisions of SEC Rule 15c3-3k(2)(ii).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions and Valuations

Securities transactions, commission income and related commission expenses are recorded on a trade-date basis.

The Company's positions in securities owned are concentrated in U.S. Treasury obligations. Those securities positions and its deposits in money market accounts are valued at market and unrealized gains and losses are included in results of operations.

Income Taxes

The Company is taxed as a C corporation. Current income taxes are based on the year's taxable income for Federal, State and local taxes.

3. *Securities owned*

Securities owned (other than money market account shares) represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. At December 31, 2008, securities owned includes marketable securities, consisting of U.S. Treasury obligations, with a market value of approximately $1,324,000.

4. *Due from trading partner*

Included in prepaid and other current assets is approximately $215,000 which represents an interest amount paid out to a customer by the Company's clearing broker that was returned in 2009.

5. *Payable to Clearing Organization*

The payable to clearing organization is primarily comprised of margin obligations, which are collateralized by securities owned by the Company.

6. *Related Party Transactions*

Advances
The Company has advanced CapRok approximately $488,000. The advance is noninterest bearing and is due on demand.

Management and expense sharing agreement
The Company has entered into a management and expense sharing agreement with CapRok to pay certain operating expenses of the Company, which are incurred in common by the Company and CapRok. CapRok agrees that it will apportion to and collect from the Company on a monthly basis 90% of its expenses. Included in the statement of operations are reimbursed expenses of approximately $688,000.

7. *Savings Plan*

The Company maintains a profit-sharing plan pursuant to Section 401(k) of the Internal Revenue Code under which all employees meeting eligibility requirements qualify for membership. The Company may make voluntary contributions at the discretion of the Board of Directors. There were no contributions made to the plan for the year ended December 31, 2008.

8. *Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits with banks and brokers and receivables from other brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining banking and brokerage relationships with major financial institutions and monitoring their credit ratings.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

9. *Net Capital Requirement*

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15C3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of approximately $342,000 which was $197,000 in excess of its required minimum net capital of approximately $145,000. The Company's net capital ratio was 6.4 to 1.

Hunter Securities Corp.

Supplementary Information Required by

Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2008

HUNTER SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

Net capital:	
Total stockholder's equity	$ 1,093,206
Deduct nonallowable assets:	
Prepaid and other current assets	47,302
Due from stockholder	488,107
Interest due from broker over 30 days	215,417
Net capital before haircuts and undue concentration	342,380
Haircuts	(288)
Net Capital	$ 342,092
Aggregate indebtedness:	
Total liabilities	$ 2,270,993
Less payable to clearing organization	96,053
Aggregate Indebtedness	$ 2,174,940
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement)	$ 144,995
Excess net capital	$ 197,097
Excess net capital at 1,000%	$ 124,598
Ratio of aggregate indebtedness to net capital	6.4 to 1

The accompanying notes are an integral part of these financial statements

TANTON AND COMPANY, LLP

HUNTER SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

Reconciliation with the Company's computation (including in Part IIA of From X-17A-5) as of December 31, 2008		
Net Capital as reported in the Company's Part IIA (Unaudited) Focus report		$ 2,432,354
Increase in net capital resulting from changes in:		
Changes in non-allowable assets	291,738	
Audit adjustments, net:		
Balance sheet reclassifications	(48,341)	
Statement of operations changes	(2,333,659)	(2,090,262)
Net capital per above		$ 342,092
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 131,350
Increase in aggregate indebtedness resulting from audit adjustments to increase accrued expenses and payroll and payroll taxes payable and balance sheet reclassifications		2,043,590
Aggregate indebtedness per above		$ 2,174,940

The accompanying notes are an integral part of these financial statements

Hunter Securities Corp.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008
Schedule II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Hunter Securities Corp.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2008
Schedule III

The Company claims exemption from the requirement of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

TANTON
AND
COMPANY, LLP
Accountants & Consultants

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder of
Hunter Securities Corp.

In planning and performing our audit of the financial statements of Hunter Securities Corp. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliable in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanton and Company LLP

Certified Public Accountants

New York, New York
March 20, 2009

HUNTER SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2008